Contact

www.linkedin.com/in/christopher-ewing-0a537482 (LinkedIn)

Top Skills

Management
Customer Service
Social Media

Languages

English (Native or Bilingual)
French (Native or Bilingual)

Certifications

UEFA B Coaching License

Christopher Ewing

Owner at Caledonian Braves, Alba Cola and Edusport Academy
Greater Paris Metropolitan Region

Summary

Just doing my best.

Experience

Caledonian Braves
Owner
July 2019 - Present (4 years 4 months)
Glasgow, United Kingdom

www.ourfootballclub.com
Owner
December 2017 - Present (5 years 11 months)
Glasgow, United Kingdom

Alba Cola
Founder
July 2018 - Present (5 years 4 months)
Glasgow

EDUSPORT ACADEMY LTD
Owner
May 2011 - Present (12 years 6 months)
Glasgow, United Kingdom

Education

Johan Cruyff Institute
Master's degree, International Sports Management · (2016 - 2016)

University of Tampa
Bachelor of Science (BSc), Sports Management · (2003 - 2004)